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Information for the upcoming Wells Fargo Advantage Funds® special shareholder meeting and proxy can be found here.

Refer to your prospectus/proxy statement or proxy card for details on your voting options. If you have questions about voting your proxy, please call 1-866-828-6931 for assistance.

You will need the control number found on your proxy card when placing your vote. Shareholders may vote in any of the following ways:

  - Signing and returning the proxy ballot by mail prior to the shareholder meeting.
  - Calling the toll-free number listed on their proxy ballots.
  - Going online to the website listed on their proxy ballots and following the instructions.
  - Personally attending and voting at the shareholder meeting on February 22, 2013.

Missing your control number? Call 1-866-828-6931

Why is voting important?

  A majority response is required for each fund, so we are legally obligated to solicit by proxy for shareholder votes.
  Our proxy vendor, AST Fund Solutions, LLC, (formerly known as The Altman Group), will contact shareholders until a majority response is received for the fund.
Voting Fund	Product Alert	Proxy Statement
Wells Fargo Advantage Diversified Small Cap Fund	[PDF Link]	[PDF Link]
Wells Fargo Advantage Equity Value Fund	[PDF Link]	[PDF Link]
Wells Fargo Advantage Small/Mid Cap Core Fund	[PDF Link]	[PDF Link]

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it
In connection with the proposed transactions, the acquirer has filed a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety because it contains important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the acquirer with the SEC at the SEC's website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to the acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargoadvantagefunds.com. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC™ public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation
The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the prospectus/proxy statement when it is filed with the SEC.

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© 2013 Wells Fargo Funds Management, LLC. All rights reserved. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC

, an affiliate of Wells Fargo & Company.

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